May 22, 2017

Via EDGAR
Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2016
Response dated April 20, 2017
File No. 001-32550
Dear Mr. Rodriguez:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 16, 2017, to Western Alliance Bancorporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2016 (the “Form 10-K”).
This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2016
Non-GAAP Financial Measures, page 33
Staff Comment:
We have read your response to comment one. We believe that adding the net loan discount on acquired loans to the ALLL and to total loans represents a tailor accounting principle prohibited by Regulation G. Please confirm that you will remove the related non-GAAP measures and ratios from future filings.
Company Response:
The Company will remove these non-GAAP measures and ratios from future filings. Instead, we will limit future disclosure to supplemental data on credit marks for acquired performing and purchased credit impaired loans for those readers of the financial statements who find this information useful.

Mr. Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
May 22, 2017

* * * *
If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476.

Sincerely,
WESTERN ALLIANCE BANCORPORATION
By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President & Chief Financial Officer

cc:	Hogan Lovells US LLP
Gregory F. Parisi, Esq. (via e-mail: gregory.parisi@hoganlovells.com)